Exhibit 4.1

DESCRIPTION OF CAPITAL SECURITIES

As of March 1, 2021, QNB Corp. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:  common stock, $0.625 par value per share (the “Common Stock”).  The following summarizes the provisions of the Common Stock under the articles of incorporation and bylaws of the Company and under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”).   The summary should be read in conjunction to the complete text of the articles of incorporation and bylaws and the PBCL.

Authorized Shares of Capital Stock

The authorized capital stock consists of 10,000,000 shares of Common Stock.

Common Stock

            Voting Rights

Holders of Common Stock are entitled to one vote for every share having voting power on all matters submitted for action by the shareholders. Holders of Common Stock do not have cumulative voting rights in the election of directors.

The Company’s articles of incorporation generally provide that any merger, consolidation, sale of substantially all of the Corporation’s assets, or other “Business Combination” transaction more fully described below, must be approved by the affirmative vote of not less than 75% of the Company’s then outstanding voting stock. Under the articles of incorporation, the 75% affirmative shareholder vote would not be required if: (a) a majority of the board of directors has given prior approval to the acquisition by the Related Person (as defined below) involved in the Business Combination of 20% or more of the outstanding shares of Common Stock which resulted in that person becoming a Related Person; or (b) a majority of the board of directors has approved the Business Combination prior to the time that the person became a Related Person.

The term “Business Combination” means:

•  any merger or consolidation of the Company or a subsidiary with or into a Related Person;

•  any sale, lease, exchange, transfer or other disposition, including without limitation mortgage or any other security device of all or any substantial part of the assets of the Company (including without limitation any securities of a subsidiary) or of a subsidiary, to a Related Person;

•  any merger or consolidation of a Related Person with or into the Company or a subsidiary;

•  any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to the Company or a subsidiary;

•   the issuance of any securities of the Company or a subsidiary to a Related Person;

•   the acquisition by the Company or a subsidiary of any securities of a Related Person;

•   any reclassification of voting stock of the Corporation, or any recapitalization involving voting stock of the Corporation, consummated within five years after a Related Person became a Related Person;

•   any loan or other extension of credit by the Company or a subsidiary to the Related Person or any guarantees by the Company or a subsidiary of any loan or other extension of credit by any person to a Related Person; and

• any agreement, contract or other arrangement provided for any of the transactions described in this definition of Business Combination.

“Related Person” means any individual, corporation, partnership or other person or entity which, together with its “affiliates” and “associates” (as those terms are defined in the Company’s articles of incorporation) is the beneficial owner, directly or indirectly, of 20% or more of the Company’s outstanding voting stock.

Dividends and Distributions

Holders of Common Stock are entitled to dividends and other distributions ratably as and when declared by the board of directors of the Company from assets legally available therefor. Specifically, dividends may be paid in cash, property or shares of Common Stock, unless the Company is insolvent or the dividend payment would render it insolvent. Dividend payments and distributions are subject to other legal requirements and, generally, may be paid in cash or property provided that, after giving effect to the dividend or distribution, the total assets of the Company would not be less than the total liabilities of the Company plus the amount necessary to satisfy the preferential rights, if any, of shareholders whose preferential rights are superior to those receiving the dividend or distribution.

            Ranking

Upon the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed ratably among the holders of Common Stock.

            No Conversion Rights; No Preemptive Rights; No Redemption

Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock.

            Fully Paid and Nonassessable

Outstanding shares of Common Stock are validly issued, fully-paid and nonassessable.

Anti-Takeover Provisions

           Certain provisions of the Company’s articles of incorporation, bylaws and the PBCL may have the have the effect of delaying, deferring, or preventing a change in control of the Company:

            Pennsylvania Anti-Takeover Provisions

          Certain anti-takeover provisions of the PBCL apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections under certain circumstances, but the Company has not opted out of any of these provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than (i) shares owned continuously by the same natural person since January 1, 1988, (ii) shares beneficially owned by any natural person or trust, estate, foundation or similar entity to the extent such shares were acquired solely by gift, inheritance, bequest, device or other testamentary distribution, directly or indirectly, from a natural person who beneficially owned the shares prior to January 1, 1988 or (iii) shares acquired pursuant to a stock split, stock dividend or similar distribution with respect to shares that have been beneficially owned continuously since their issuance by the corporation by the shareholder that acquired them from the corporation or that were acquired from such shareholder pursuant to (ii) above) equal to: (a) at least 20% but less than 33 1/3%; (b) at least 33 1/3% but less than 50%; or (c) 50% or more of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power or shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares.  Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, as described below, or until they have been transferred to a person who is not an affiliate of the transferor and does not thereby also become the holder of control shares.

           The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person submitting a bona fide written offer to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired, provided that the control share acquisition is consummated within 90 days after shareholder approval is obtained. Two shareholder votes are required to approve the restoration of voting rights. First, the approval of a majority of all voting power must be obtained. Second, the approval of a majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (a) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (b) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average of the high and low public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

           Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (a) any person or group directly or indirectly publicly discloses or causes to be disclosed that the person or group may seek to acquire control of the corporation, or (b) a person or group acquires, offers to acquire or directly or indirectly publicly discloses or causes to be disclosed an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period after or within 24 months prior to becoming a controlling person.

       Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors or an affiliate or associate of the corporation who at any time within the prior five years was the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation is an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or
•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders or their affiliates, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (a) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (b) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Full Value for their Stock Following Control Transaction. Under Pennsylvania law, a control transaction is an acquisition by a person or group of the voting power over at least 20% of the voting shares of the corporation. Subject to exceptions, if a Pennsylvania registered corporation is subject to a control transaction, the controlling person or group must provide prompt notice of the transaction to the court and each shareholder of record holding voting shares.  Any holder of voting shares may make a written demand on the controlling person or group for payment in cash of the fair value of each voting share at the date on which the control transaction occurs.  The minimum value that a shareholder can receive is the highest price paid per share by the controlling person or group within the 90-day period ending on and including the date of the control transaction. If any shareholder believes the fair value of her shares is higher than the price offered by the controlling person or group, the shareholder may file a petition with the court seeking appraisal of the shares.

             Staggered Board of Directors

The bylaws provide for the classification of the board of directors into three classes with each class serving a staggered three-year term. As a result of this classification, only one-third of the entire board of directors stands for election in any one year and a minimum of two annual meetings would be required to elect a majority of the board of directors.

            Calling of Special Meetings of Shareholders

Pursuant to the bylaws, special meetings of shareholders may only be called by the President of the Company, or by a majority of the Company’s board of directors.

            Advance Notice Requirements for Shareholder Proposals and Director Nominations

The bylaws provide that notice of any proposal by a shareholder which the shareholder desires to submit to a vote at an annual meeting, including any director nominations, must made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the President of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to any annual meeting of shareholders. The bylaws also specify requirements as to the contents of the shareholder’s notice or nomination. If notice is not provided in accordance with these provisions, a shareholder’s proposal will not appear on the meeting agenda.

Removal of Directors

Under Pennsylvania law, directors of the Company can be removed from office by a vote of shareholders only for cause.

            Board of Directors May Consider Factors When Evaluating Take-Over Offer

The articles of incorporation provide that, when evaluating any offer by another party or a tender or exchange offer for any equity security of the Company or to enter into a merger or other business combination with the Company, the board may consider, among other factors: (i) the social and economic effects on the employees, customers and other constituents of the Company and its subsidiaries and on the communities in which the Company and its subsidiaries operate or are located, and (ii) the desirability of the Company continuing as an independent entity.

Amendments to Articles of Incorporation

The articles of incorporation provide that, in addition to any affirmative vote required by law, the articles of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares of voting stock; provided, however the approval of any amendment to Article V (shares), Article VII (business combinations) and Article VIII (amendments) of the articles of incorporation requires the affirmative vote of holders of at least 75% of the outstanding shares of voting stock. The PBCL also provides that our shareholders are not entitled by statute to propose amendments to the articles of incorporation.

Amendments to Bylaws

             The bylaws provide that our bylaws may be amended or repealed, in whole or in part, by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board of directors. The PBCL provides that the ability of our board of directors to adopt, amend or repeal the bylaws is subject to the power of shareholders to change such action. The PBCL also provides that the board of directors does not have the authority to adopt or change a bylaw on specified subjects, including, but not limited to, authorized capital, the personal liability of directors, various matters relating to our board of directors, and matters relating to the voting rights of shareholders.